UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 001-15254

Enbridge Employee Services, Inc. Employees’ Savings Plan

1100 Louisiana Street

Suite 3300

Houston, TX 77002-5216

(Full title of the plan and the address of the plan)

Enbridge Inc.

3000 Fifth Avenue Place

425-1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Name of the issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Note:  Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, or ERISA, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Enbridge Employee Services, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplementary information listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplementary information is the responsibility of the Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 26, 2015

2

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
	(in thousands)
Assets

Investments, at fair value (Notes 4 and 5)	$485,338	$427,178

Receivables
Contributions receivable	-	1,049
Notes receivable from participants (Note 1)	7,842	7,188

Cash	652	32

Net assets, at fair value	493,832	435,447

Adjustments from fair value to contract value for fully benefit-responsive investment contracts (Note 7)	(551)	(483)
Net Assets Available for Benefits	$493,281	$434,964

See Notes to Financial Statements	3

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

2014
(in thousands)
Additions
Investment Income (Note 4)
Net appreciation in fair value of common stock and mutual funds	$40,662
Net appreciation in fair value of common and collective trust funds	2,139
Dividends	14,254
Net investment income	57,055

Contributions (Note 2)
Employer	10,967
Participant	20,282
Rollovers	2,255
Total contributions	33,504

Interest Income on Notes Receivable from Participants (Note 2)	321
Total additions	90,880

Deductions
Benefits paid directly to participants (Note 2)	(32,532)
Administrative expenses	(31)
Total deductions	(32,563)

Net Increase	58,317

Net Assets Available for Benefits, Beginning of Year	434,964
Net Assets Available for Benefits, End of Year	$493,281

See Notes to Financial Statements	4

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1:	Description of the Plan

General

The following is a general description of the Enbridge Employee Services, Inc. Employees’ Savings Plan, which is referred to herein as the Plan, and is qualified in its entirety by reference to the Plan Document as amended. Participants should refer to the Plan Document for a more complete description of its provisions. In the case of any discrepancy between this summary and the Plan Document, the Plan Document will govern. The Plan provides a program whereby eligible participants may accumulate savings on a regular basis. The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code, and the Employee Retirement Income Security Act of 1974, or ERISA, as amended. The Plan allows participants to contribute to the Plan on a pre-tax and after tax basis pursuant to Section 401(k) of the Code and provides for employer matching contributions pursuant to Section 401(m) of the Code.

Enbridge Employee Services, Inc., which is referred to herein as the Company, is the Plan sponsor. The Plan is administered by the Company and is advised by the Pension Administration Committee, which is referred to as the PAC, whose members are appointed by the Company. T. Rowe Price Trust Company, which is referred to herein as the Trustee, is the Trustee for the Plan, and T. Rowe Price Retirement Plan Services, Inc. is the record keeper of the Plan as established by the Company.

All regular employees of the Company are eligible to participate in the Plan as soon as administratively possible following their date of hire. Temporary employees, who are classified as laborers, are eligible to make plan contributions on the earlier of (i) the first day of the month following the completion of a year of vesting service or (ii) the date upon which the employee begins filling a full- time or part-time established position with the Company or a Participating Affiliate, as defined in the Plan Document.

During the year ended December 31, 2014, the PAC adopted the following amendment:

•	The Plan was amended to automatically vest a participant who was terminated as a result of the sale of Enbridge Gathering (North Texas) L.P. during the year ended December 31, 2014.

There were no amendments to the Plan during the year ended December 31, 2013.

Contributions

All contributions made to the Plan are invested by the Trustee as they are received from the Company. Participants are entitled to make pre-tax and after tax contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount, which for 2014 was $17,500. For 2014 the statutory maximum amount can be increased by the “catch-up” contribution amount of $5,500 for anyone who attained age 50 or older during the year. Participants may designate a portion of their deferral as Roth contributions, which are made with after-tax dollars.

5

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Participant contributions are invested at the discretion of each participant in one or more of the Plan’s investment options. If a participant fails to make an investment election, contributions are invested in the age-based retirement fund that corresponds to the participant’s age. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a 5% deferral, provided that the employee did not opt out of such election as specified in the Plan document. Such deferral elections represent a portion of participants' salary that would otherwise be payable to participants. All matching contributions are made to the Trustee in cash, which is used to purchase shares of Enbridge Inc. common stock that are publicly traded on the open market. Participants may elect to transfer all purchased shares of Enbridge Inc. common stock to any other investment fund available within the Plan.

The Company matching amount shall be equal to 100% of the sum of the participant's 401(k) pre-tax contribution and Roth contribution, limited to a maximum allowable percentage of 5% of their credited compensation. Additionally, each participant who is eligible to make “catch-up” contributions may also elect to have all or any portion of such “catch-up” contributions designated as pre-tax or Roth “catch-up” contributions. Lastly, the Trustee will accept rollover contributions from a participant who is entitled to receive a distribution from a designated pre-tax or Roth deferral account under another qualified savings plan contributions program.

Vesting

Employer matching contributions are fully vested after the completion of three years of service.

Participant Accounts

The amount contributed by a participant is allocated to the participant’s pre-tax contribution account or Roth contribution account maintained under the Plan as of the date during the Plan year on which the amount is deducted and withheld from the participant’s credited compensation, but for purposes of allocating income or losses, the pre-tax contributions or Roth contributions are credited as of the date received by the Trustee.

Forfeited Accounts

The non-vested portion of the participant’s accounts shall become a forfeiture as of the earlier of (i) the date of distribution of the participant’s vested accounts, or (ii) the date the participant incurs five consecutive one-year periods of severance. As of December 31, 2014 and 2013, the Plan had a balance of $175 thousand and $14 thousand, respectively, in the forfeited non-vested accounts. During 2014 and 2013, there were withdrawals of $204 thousand, and $234 thousand, respectively, from the forfeited accounts to reduce Company contributions.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets will be valued as of the date of such termination or discontinuance, and after crediting any increase or charging any decrease to all accounts then existing, the Trustee shall distribute to each participant the full amount of each participant’s account.

6

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Notes Receivable From Participants

The Plan allows participants to borrow from their fund accounts, a minimum of $1 thousand up to a maximum of $50 thousand or 50% of their vested account balance, whichever is less. The maximum loan amount is reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan on the date on which the loan was made. A loan is secured by the balance in the participant’s account and bears interest at a rate of 1% above the prime rate as of the first business day of the month in which the loan is to be funded. Loans are to be repaid by payroll deduction over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan by personal check each month. If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan and, if the participant is not entitled to a distribution, the participant will receive a “deemed distribution” in the amount of the outstanding balance, including interest on the loan. The Plan had no material deemed distributions for the year ended December 31, 2014. The balance of the deemed distributions at December 31, 2014 and 2013 were $330 thousand and $272 thousand, respectively. The notes receivable from participants outstanding at December 31, 2014 and 2013 were $7,842 thousand and $7,188 thousand, respectively. The interest rates charged to participants for outstanding loans were between 4.25% to 5.0% for the year ended December 31, 2014.

Payment of Benefits

Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: (i) a single distribution; (ii) two or more installments over a period elected by the participant; or (iii) in two or more partial withdrawals, any one of which may be no less than $1 thousand and which may be taken no more frequently than once each calendar month. Distributions must commence no later than the required commencement date as set forth in the Plan.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. Hardship for this purpose is defined as an immediate and heavy financial need that cannot be satisfied from other sources and that is for the payment of: (i) medical expenses; (ii) purchase of a principal residence; (iii) tuition and related fees for a year of post-secondary education; (iv) amounts necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant’s primary residence; (v) burial or funeral expenses; and (vi) certain expenses for the repair of damage to a principal residence.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, referred to as GAAP. The preparation of the Plan financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

7

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Valuation of Investment and Income Recognition

The Plan defines fair value as an exit price representing the expected amount it would receive to sell an asset or pay to transfer a liability in an orderly transaction with market participants at the measurement date. The Plan applies the authoritative guidance to fair values of investments it reports in the Statements of Net Assets Available for Benefits and related disclosures.

The Plan employs a hierarchy which prioritizes the inputs it uses to measure fair value into three distinct categories based upon whether such inputs are observable in active markets or unobservable. The Plan classifies assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement. The methodology for categorizing assets and liabilities that are measured at fair value pursuant to this hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest level to unobservable inputs as outlined below:

•	Level 1—The Plan includes in this category the fair value of assets and liabilities that it measures based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Plan considers active markets as those in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2—The Plan includes in this category the fair value of assets and liabilities that it measures with either directly or indirectly observable inputs as of the measurement date where pricing inputs are other than quoted prices in active markets for identical instruments. This category includes those assets and liabilities that the Plan values using models or other valuation methodologies derived from observable market data. These models are primarily industry-standard models that consider various inputs including: (i) quoted prices for assets and liabilities; (ii) time value; (iii) volatility factors; and (iv) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the assets and liabilities, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

•	Level 3—The Plan includes in this category the fair value of assets and liabilities that it measures based on prices or valuation techniques that require inputs which are both significant to the fair value measurement and less observable from objective sources. (i.e., values supported by lesser volumes of market activity). The Plan may also use these inputs with internally developed methodologies that result in its best estimate of the fair value. In most instances, the observable data is not available to validate the inputs used to measure fair value.

8

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks:	Valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan’s fiscal year.

Mutual Funds:	Valued at the quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Common and Collective Trust Funds:	Valued at the net asset value, referred to herein as NAV, of the trust units held by the Plan at year end. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The methods described above can produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In accordance with authoritative guidance, the Stable Value Trust Fund, which is considered a fully benefit-responsive investment contract, is included at its fair value in the Statements of Net Assets Available for Benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The contract value is the amount a participant would receive if they were to initiate permitted transactions under the terms of the ongoing plan. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation and depreciation in fair value of investments, which consists of net realized gains and losses and the unrealized appreciation and depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document.

Benefit Payments

Benefit distributions are recorded when paid.

9

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Risks and Uncertainties

The Plan provides investment options in various combinations of investment securities. Investment securities are exposed to various risks such as foreign currency exchange rate, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in these financial statements.

Plan Management’s Review of Subsequent Events

In preparing the accompanying financial statements, Plan management has reviewed all known events that have occurred after December 31, 2014, and through June 26, 2015, which is the date these financial statements were issued, for inclusion in these financial statements and related notes.

Recently Issued Accounting Standards

In May 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-07, ”Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. We believe the adoption of this guidance concerns disclosure only and will not have an impact on the Plan’s financial statements.

Note 3:	Income Tax Status

The Internal Revenue Service issued a favorable tax determination letter to the Plan on March 13, 2012, covering plan amendments through November 18, 2010. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in these financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

10

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 4:	Investments

The following table presents the Plan’s investments, at fair value as of December 31, 2014 and 2013. Individual investments that represent 5% or more of the Plan’s net assets in either year are separately identified:

	2014	2013
	(in thousands)
Dodge and Cox Balanced Fund	$34,878	$33,474
T. Rowe Price Mid-Cap Growth Fund*	38,671	35,451
T. Rowe Price Stable Value Trust Fund*	37,990	34,596
Enbridge Inc. Stock*	235,704	201,581
Other investments less than 5%	138,095	122,076

	$485,338	$427,178

*     Denotes party-in-interest

During 2014 and 2013, the Plan held an interest in a common collective trust fund, the T. Rowe Price Stable Value Trust Fund. The common collective trust fund invests primarily in a diversified portfolio of investment contracts, guaranteed investment contracts, synthetic investment contracts and separate account contracts, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions for a fee. The common collective trust fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. The fair value of the fund equals the total of the fair value of the underlying assets plus the total wrap contract rebid value.

Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, Plan management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract for cause at any time.

The average yield earned by all wrap contracts held by the Plan’s common/collective trust fund was approximately 1.83% and 2.06% for the years ended December 31, 2014 and 2013, respectively. The average yield earned by the Plan for all wrap contracts held by the Plan’s common/collective trust funds based on the actual interest rates credited to participants was approximately 2.29% for the years ended December 31, 2014 and 2013.

11

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 5:	Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments that were accounted for at fair value, on a recurring basis:

	2014	2013
	(in thousands)
Level 1:
Common stock
Enbridge Inc. Stock	$235,704	$201,581

Mutual funds
Balanced funds	34,878	33,474
International funds	9,806	10,033
Bond funds	8,379	2,668
Growth funds	53,125	47,881
Income funds	16,204	25,122
Retirement funds	-	54,996
Other funds	9,792	9,104
	132,184	183,278
Level 2:
Common and collective trust fund
Retirement funds	68,137	-
International fund	41	-
Domestic fund	9,123	-
Bond funds	1,892	-
Other funds	267	-
Equity index trust fund	-	7,723
	79,460	7,723
Level 3:
Common and collective trust fund
Stable value trust fund	37,990	34,596

Total investments at fair value	$485,338	$427,178

Inputs to fair value measurement of the Plan’s investments

The quantitative unobservable inputs for the Stable Value Trust Fund and the Retirement funds are not developed by the Plan management when measuring the fair value. Third-party pricing information is used without adjustment.

12

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2014:

2014
(in thousands)
Balance, beginning of year	$34,596
Purchases and receipts	14,244
Sales and disbursements	(11,629)
Dividends	711
Other adjustments	68
Balance, end of year	$37,990

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2014, there were no transfers between levels.

Investments in Certain Entities That Calculate NAV per Share

The tables below sets forth fair value measurements of the investments in certain entities that calculate NAV per share or its equivalent, as of December 31, 2014 and 2013:

	Fair Value Estimated Using NAV per Share
	December 31, 2014
	(in thousands)
	Fair Value [1]	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Common and collective trust funds[2]:
Retirement funds	$68,137	None	Daily	None	1 day
International fund	41	None	Daily	None	1 day
Domestic fund	9,123	None	Daily	None	1 day
Bond funds	1,892	None	Daily	None	1 day
Other funds	267	None	Daily	None	1 day
Stable value trust fund[3]	37,990	None	Daily	None	12-30 months
	$117,450

13

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

	Fair Value Estimated Using NAV per Share
	December 31, 2013
	(in thousands)
	Fair Value [1]	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Equity index trust fund[3]	$7,723	None	Daily	None	90 days
Stable value trust fund[4]	34,596	None	Daily	None	12-30 months
	$42,319

1	The fair values of the investment have been estimated using the NAV of the investment.

2	Represents pooled funds investing primarily in other collective investment funds.

3	Represents pooled funds investing primarily in common stocks of companies that comprise the S&P Index.

4	Represents pooled funds investing in guaranteed investment contracts issued by insurance companies; investments contracts issued by banks; structured or synthetic investments contracts issued by banks, insurance companies, and other issuers; separate account contracts and other similar instruments that are intended to maintain a constant net asset value.

Note 6:	Party-In-Interest Transactions

At December 31, 2014 and 2013, the Plan held 4,582,508 and 4,612,413 shares, respectively, of Enbridge Inc. participant-directed common stock. Funds are managed by T. Rowe Price Associates, Inc., T. Rowe Price Retirement Funds Inc., and the Trustee.

T. Rowe Price Associates, Inc. and T. Rowe Price Stable Asset Management, Inc. serve as investment advisors to the Trustee; therefore, these transactions qualify as party-in-interest transactions. Each participant account under the Plan incur indirect fees or expense reimbursement payments that are charged to investment funds selected and reflected in the value or return on the investment (i.e., included in calculating the expense ratio or unit value of the fund), finders’ fees, “soft dollar” revenue, “float” revenue, and/or brokerage commissions or other transaction-based fees, these fees are charged in proportion to the investment funds selected by the participant. The Plan participants also incur direct expenses which would include amounts paid to T. Rowe Price for services provided such as, i.e., recordkeeping, participant loan processing, redemption or trustee fees are paid directly by the Plan and were approximately $24 thousand for the plan year ended December 31, 2014.

Transactions resulting in Plan assets being transferred to, or used by, a related party, are prohibited under ERISA and the Code unless a specific exemption exists. Enbridge Inc. is a party-in-interest as defined by ERISA and a “disqualified person” as defined by the Code as a result of its ownership of the Company. However, the purchase of Enbridge Inc. common stock by the Plan is exempt under ERISA Section 408(e) and Code Section 4975(d)(13) and is therefore not prohibited by ERISA or the Code. T. Rowe Price is a party-in-interest and “disqualified person” as a result of its status as a plan fiduciary and service provider. However, the purchase of interests of a collective fund managed by T. Rowe Price is exempt under ERISA Section 408(b)(8) and Code Section 4975(d)(8) and is not prohibited by ERISA or the Code.

14

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 7:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits as set forth in the accompanying financial statements as of December 31, 2014 and 2013 to the Form 5500:

	2014	2013
	(in thousands)
Net assets available for benefits in the financial statements	$493,281	$434,964
Adjustments from contract value to fair value for fully benefit-responsive contracts	551	483

Net assets per Form 5500	$493,832	$435,447

The following is a reconciliation of the change in net assets available for benefits as set forth in the accompanying financial statements for the year ended December 31, 2014 to Form 5500:

(in thousands)
Increase in net assets available for benefits per the financial statement	$58,317
Adjustment from contract value to fair value for fully benefit-responsive contracts at December 31, 2014	551
Adjustment from contract value to fair value for fully benefit-responsive contracts at December 31, 2013	(483)

Net income (loss) per Form 5500	$58,385

The accompanying Statements of Net Assets Available for Benefits present investments in fully benefit-responsive investment contracts at the fair value of the contracts, which are then reconciled to contract value. The Statement of Changes in Net Assets Available for Benefits includes changes in the values of fully benefit-responsive investment contacts on a contract value basis. For Form 5500 reporting, assets held for investment purposes are presented at fair value.

15

Supplementary Information

16

Enbridge Employee Services, Inc.

Employees’ Savings Plan

EIN: 76-0697621 PN: 001

Form 5500 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

		c. Description of investment including		(in thousands)
a.	b. Identity of issue, borrower,	maturity date, rate of interest, par or	d.	e. Current
	lessor, or similar party	maturity value	Cost**	Value

	Dodge & Cox Balanced Fund	Investment of a Registered Investment Company		$34,878
	Dodge & Cox International Stock Fund	Investment of a Registered Investment Company		9,806
	Pimco Total Return Fund, Institutional	Investment of a Registered Investment Company		8,379
*	T. Rowe Price Mid-Cap Growth Fund	Investment of a Registered Investment Company		38,671
*	T Rowe Price Equity Income Fund	Investment of a Registered Investment Company		16,204
*	T. Rowe Price Small Cap Stock Fund	Investment of a Registered Investment Company		9,792
*	T. Rowe Price Blue Chip Growth Fund	Investment of a Registered Investment Company		14,454
	Blackrock US debt	Investment of a Common/Collective Trust Fund		1,892
	Blackrock Strategic Compltn NL	Investment of a Common/Collective Trust Fund		267
	Blackrock Russell 3000 Index	Investment of a Common/Collective Trust Fund		9,123
	Blackrock MSWI ACWI Index	Investment of a Common/Collective Trust Fund		41
	Blackrock Lifepath Retirement Index	Investment of a Common/Collective Trust Fund		9,767
	BlackRock Lifepath Index 2020 Fund	Investment of a Common/Collective Trust Fund		11,431
	BlackRock Lifepath Index 2025 Fund	Investment of a Common/Collective Trust Fund		9,910
	BlackRock Lifepath Index 2030 Fund	Investment of a Common/Collective Trust Fund		9,574
	BlackRock Lifepath Index 2035 Fund	Investment of a Common/Collective Trust Fund		8,056
	BlackRock Lifepath Index 2040 Fund	Investment of a Common/Collective Trust Fund		6,716
	BlackRock Lifepath Index 2045 Fund	Investment of a Common/Collective Trust Fund		7,164
	BlackRock Lifepath Index 2050 Fund	Investment of a Common/Collective Trust Fund		3,935
	BlackRock Lifepath Index 2055 Fund	Investment of a Common/Collective Trust Fund		1,584
*	T. Rowe Price Stable Value Trust Fund	Investment of a Common/Collective Trust Fund		37,990
*	Enbridge Inc. Stock	Common Stock		235,704

	Total Investments			485,338

*	Notes Receivable from Participants	Interest rate range 4.25% - 5.0%; Maturity date range 12/18/2014 - 01/05/2020	-0-	7,842
	Total			$493,180

*Parties-in-Interest

**Cost information is omitted because these investments are participant-directed.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE EMPLOYEE SERVICES, INC.
Registrant

Dated: June 26, 2015	/s/ Joan Gay
Joan Gay
Member of the Administrative Committee of the
Enbridge Employee Service, Inc. Employees’ Savings
Plan

18

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of McConnell & Jones LLP

19